SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                  to
Commission file number 1-15295

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
TELEDYNE TECHNOLOGIES
INCORPORATED 401(K) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
TELEDYNE TECHNOLOGIES INCORPORATED
1049 Camino Dos Rios
Thousand Oaks, California 91360-2362

FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE
Teledyne Technologies Incorporated 401(k) Plan
December 31, 2012 and 2011
and Year Ended December 31, 2012
With Report of Independent Registered Public Accounting Firm

Teledyne Technologies Incorporated 401(k) Plan
Financial Statements
and Supplemental Schedule
December 31, 2012 and 2011 and Year Ended December 31, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Teledyne Technologies Incorporated
As Plan Administrator of the Teledyne Technologies Incorporated 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Teledyne Technologies Incorporated 401(k) Plan at December 31, 2012 and 2011, and the changes in its net assets available for benefits for the year ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2012, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Los Angeles, California
June 27, 2013

Teledyne Technologies Incorporated 401(k) Plan
Statements of Net Assets Available for Benefits

	December 31
	2012	2011
	(In thousands)
Assets
Investments, at fair value	$555,886	$469,143
Notes receivable from participants	12,595	11,043
Other receivables	212	55
Total assets	568,693	480,241
Liabilities
Other liabilities	147	178
Total liabilities	147	178
Net assets reflecting investments at fair value	568,546	480,063
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(503)	(402)
Net assets available for benefits	$568,043	$479,661
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
(In thousands)
Year ended December 31, 2012

Additions (deductions):
Contributions:
Employee	$34,071
Employer, net of forfeitures	8,216
Rollover	21,505

Total contributions	63,792

Transfers from other plans	6,619
Investment income:
Interest and dividend income	13,698
Net appreciation in fair value of investments	47,189

Net investment income	60,887

Interest income from notes receivable from participants	30

Distributions to participants	(42,860)
Administrative and other expenses	(86)

Net increase	88,382
Net assets available for benefits:
Beginning of year	479,661

End of year	$568,043
See accompanying notes.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements
December 31, 2012

1. Description of the Plan
General
The Teledyne Technologies Incorporated 401(k) Plan (the Plan) is a defined contribution plan available to eligible U.S. domestic employees of Teledyne Technologies Incorporated (Plan Sponsor) and certain subsidiaries (collectively, Teledyne or the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was adopted and effective on April 1, 2000. In January 2012, net plan assets of $6.1 million related to a 401(k) plan of a U.S. based subsidiary of DALSA Corporation, were transferred into the Plan. For a more complete description of the Plan’s provisions please refer to the Plan document.
Contributions
Participants can defer between 1% and 50% (highly compensated employees between 1% and 15%), subject to Internal Revenue Code (the Code) limitations, of their eligible wages and contribute them to the Plan. An employee who first becomes an eligible employee on or after January 1, 2011, shall be deemed to have elected to contribute 3% of eligible wages from each periodic payment of eligible wages unless or until such deemed election is revoked. Employees become eligible for Company matching contributions following 90 days of service or unless expressly provided by the terms of an acquisition/sales agreement. The Company will match 50% of qualifying employee contributions up to a maximum of $1,000 annually for each participant. Employees who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are not subject to the $1,000 maximum matching contribution cap, and instead will have maximum matching contributions of 50% of the first 6% of qualifying employee contributions, provided that total matching contributions do not exceed 3% of the employees’ compensation for any plan year. Employees hired after February 1, 1993, who are members of Local 12 of the United Automobile Aerospace and Agricultural Implement Workers of America and have completed their respective probation periods under the collective bargaining agreement will receive a $250 Company contribution or $375 on or after September 22, 2010, in addition to a Company match of 50% of qualifying employee contributions up to a maximum of $250 annually or $375 on or after September 22, 2010, for each participant. Employees of the Former Rockwell Scientific Company hired before January 1, 2008, will receive a Company match of 50% of the first 8% of qualifying employee contributions.
In August 2012, the Company acquired LeCroy Corporation. Former employees were allowed to rollover their 401(k) balances into the Plan, which totaled $17,900,000 for 196 participants in 2012.

Participant Accounts
Separate accounts are maintained by the record keeper for each participant. Each participant may direct their account balance into one or more investment options offered by the Plan or a self-directed brokerage link investment option. The self-directed brokerage link investment option allows the participant to direct contributions to be invested in any investment permitted under the Plan, including mutual funds, common stock and bonds. Asset management fees charged for the administration of all funds are charged against net assets available for benefits of the respective fund.
Vesting
Participants who are eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan are 100% vested in their 401(k) Plan contributions, Company matching contributions and all earnings thereon. Participants who are not eligible to accrue a benefit under the Teledyne Technologies Incorporated Pension Plan will at all times have a 100% vested interest in their accounts, except for the Company Match Account and all earnings thereon which follows a five-year annual vesting schedule. Former employees of the Rockwell Scientific Company hired before January 1, 2008, will have their Company Match Account and all earnings thereon follow a three-year annual vesting schedule.
Participant Loans
Active employees can borrow up to 50% of their vested account balances. The loan amounts are further limited to a minimum of $500 and a maximum of $50,000, and an employee can have no more than one loan outstanding at any given time. Interest

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

rates are determined based on commercially accepted criteria, and payment schedules vary based on the type of loan. Loans may be paid in full or in part at any time. Loans are repayable over periods of up to five years (15 years for loans to purchase the participant’s primary residence). Payments are generally made through payroll deductions.
The Plan has several participant loans that have an initial term of greater than 15 years. These participant loans became part of the Plan in connection with rollover balances from an acquisition of a business made in 2008.
Plan Termination
In the event that the Plan is terminated, or the Plan Sponsor permanently discontinues making contributions, all amounts credited to the accounts of affected participants will be distributed to participants as defined in the Plan document under the provisions of ERISA.

 Withdrawals and Distributions
The Plan allows for participants to make withdrawals from the Plan upon reaching age 59 1/2. Additionally, the value of participants’ contributions and the value of all Company matching contributions are payable to participants upon death, disability, retirement or upon termination of employment with the Company. At the participant’s election, payment may be made in cash, as a single lump sum, or in installments. In addition, employees who rolled their funds over as a result of the Reynolds Industries, Incorporated acquisition and have at least 20 years of service may make a withdrawal of their pretax Company matching contributions and all earnings thereon.
Administrative Expenses
The Company pays administrative expenses, which include recordkeeping and trustee fees as well as expenses incurred in administering the Plan. Participants pay loan origination and servicing fees.

2. Significant Accounting Policies
Basis of Accounting
The accompanying financial statements of the Plan have been prepared on an accrual basis.
Payment of Benefits
Benefits are recorded when paid.
New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (ASU 2011-04). ASU 2011-04 requires the Plan to disclose information about transfers between Level 1 and Level 2 fair value measurements, information about the sensitivity of Level 3 fair value measurements to changes in unobservable inputs, and to categorize by fair value measurement level items that are not measured at fair value in the statement of net assets, but for which disclosure of fair value is required. The Plan adopted ASU 2011-04 in 2012 with prospective application.  There was no impact on the financial statements or the disclosures as a result of adopting ASU 2011-04.

Valuation of Investments
The Plan’s investments are stated at fair value.
In accordance with U.S. generally accepted accounting principles (U.S. GAAP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. During 2007, the Plan began to invest in fully benefit-responsive investment contracts through a common collective trust, Fidelity Managed Income Portfolio (MIP). The statements of net assets available for benefits present the fair value of the Fidelity MIP and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Fidelity MIP is based on the net asset value determined by Fidelity Management Trust Company (Fidelity), the trustee of the

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

Plan, and is based on the fair value of the underlying investment contracts and quoted redemption values on the last business day of the Plan’s year-end. The contract value of the Fidelity MIP represents contributions plus earnings, less participant withdrawals and administrative expenses, transacted at the fund’s adjusted net asset value. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the Fidelity MIP.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.
Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Non-Fidelity Mutual Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Fidelity Lifecycle Funds: Valued at the quoted net asset value of shares held by the Plan at year-end.
Self-Directed Brokerage Link: Valued at quoted market prices in an active market on the last business day of the Plan year.
Teledyne Technologies Common Stock: The Teledyne Technologies Common Stock Fund is a unitized separate account comprised of common stock of Teledyne Technologies Incorporated and short-term cash investments. The unit value of the fund is derived from the fair value of the common stock based on quoted market prices in an active market and the short-term cash investments. The fund is valued at the closing price reported on the active market on which the individual securities are traded.
Common collective trust funds: These funds include both money market funds and the Fidelity MIP. These funds are valued at the net asset value of shares held by the Plan at year-end. The fair value of the Fidelity MIP is based on the fair value of the underlying investment contracts and quoted redemption values of other securities on the last business day of the Plan’s year-end as reported by the issuer of the fund. The fair value of fully-benefit responsive investment contracts included in the Fidelity MIP is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.
While the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

In accordance with U.S. GAAP, each of the Plan’s fair value measurements are categorized using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level l measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:
Level 1—Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2—Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in inactive markets

•	Inputs other than quoted prices that are observable for the asset or liability

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.
Level 3—Inputs to the valuation methodology are unobservable and significant to the fair value measurement.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair values as of December 31, 2012 and 2011, respectively (in thousands):

	Level 1	Level 2	Level 3	Total
2012
Description of investment
Mutual funds:
Blended	$134,050	$—	$—	$134,050
Bonds	88,834	—	—	88,834
Domestic equity	244,939	—	—	244,939
International equity	27,297	—	—	27,297
Brokerage link	12,306	—	—	12,306
Common collective trusts	—	17,358	—	17,358
Teledyne Technologies Incorporated Common Stock Fund	31,102	—	—	31,102
	$538,528	$17,358	$—	$555,886

	Level 1	Level 2	Level 3	Total
2011
Description of investment
Mutual funds:
Blended	$102,621	$—	$—	$102,621
Bonds	87,437	—	—	87,437
Domestic equity	201,709	—	—	201,709
International equity	23,532	—	—	23,532
Brokerage link	10,350	—	—	10,350
Common collective trusts	—	16,275	—	16,275
Teledyne Technologies Incorporated Common Stock Fund	27,219	—	—	27,219
	$452,868	$16,275	$—	$469,143

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.
Investment securities are exposed to various risks such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could have a material effect on participants’ account balances and the amounts reported in the financial statements.
Notes Receivable from Participants
Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Teledyne Technologies Incorporated 401(k) Plan
Notes to Financial Statements (continued)

3. Investments
Plan participants can invest their contributions and any Company matching contributions in any or all of the investment programs managed by the Plan’s trustee. The Plan’s investments are held by Fidelity, the trustee. One of the investment options offered through Fidelity is the Fidelity Brokerage Link Account, which enables a participant to invest in individual common stocks, preferred stocks, mutual funds, corporate bonds, Fidelity funds, and short-term investments as stipulated in the Plan document. The Plan does not guarantee any rates of return or investment results.

The following presents investments that represent 5% or more of the Plan’s net assets at December 31, 2012 and 2011 (in thousands):

	2012	2011
Fidelity Fund K	$55,329	$49,760
Fidelity Growth Company Fund K	46,611	37,855
Fidelity Freedom K 2020 Fund	42,287	34,944
Fidelity Freedom K 2030 Fund	29,037	*
Fidelity Retirement Money Market Portfolio	49,566	49,147
Fidelity U.S. Bond Index Fund	39,268	38,290
Teledyne Technologies Incorporated Common Stock	31,102	27,219

*	Investment balance represents less than 5% of the Plan’s net assets.
During 2012, the Plan’s investments (including investments purchased, sold, and held during the period) appreciated in fair value as follows (in thousands):

Mutual funds	$41,517
Common stock	4,851
Brokerage link (primarily common stock)	821

$47,189

4. Income Tax Status
The Plan has received a determination letter from the Internal Revenue Service (IRS) dated December 30, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Subsequent to this determination by the IRS, the Plan was amended. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

5. Parties-in-Interest
During 2012, the Plan invested in mutual funds and common collective trust funds managed by Fidelity. There were no trustee and investment fees paid by the Plan in 2012.
One of the investment options available to participants is the Teledyne Technologies Incorporated Stock Fund that included 445,137 and 461,348 shares of Teledyne Technologies Incorporated common stock at December 31, 2012 and 2011, respectively.

6. Differences Between Financial Statements and Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in thousands):

	December 31
	2012	2011
Net assets available for benefits per the financial statements	$568,043	$479,661
Add: Liability for refund of excess contributions not accrued on Form 5500	147	149
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	503	402
Net assets available for benefits per the Form 5500	$568,693	$480,212
The following is a reconciliation of net increase per the financial statements to net income on the Form 5500 for the year ended December 31, 2012 (in thousands):

Net increase per the financial statements	$88,382
Add: Liability for refund of excess contributions not accrued on the Form 5500	(2)
Add: Adjustment from fair value to contract value for fully benefit-responsive investment contracts	101
Less: Transfers to the plan separately reported per the Form 5500	(6,619)

Net income per the Form 5500	$81,862

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

8. Subsequent Events
In March 2013, Teledyne acquired RESON A/S. In May 2013, net assets of $2.6 million related to a 401(k) plan of a U.S.-based subsidiary of RESON A/S were transferred into the Plan.

Supplemental Schedule

Teledyne Technologies Incorporated 401(k) Plan
EIN: 25-1843385     Plan Number: 002
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
(In thousands, except for unit/share information)
December 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Current Value
Fidelity*	Fidelity Fund K	$55,329
Fidelity*	Growth Company Fund K	46,611
Fidelity*	Value Fund K	18,233
Fidelity*	Capital Appreciation Fund K	16,219
Fidelity*	Diversified International Fund K	27,297
Fidelity*	Mid-Cap Stock Fund K	25,324
Fidelity*	Large Cap Stock Fund	13,410
Fidelity*	Freedom K Income Fund	3,391
Fidelity*	Freedom K 2000 Fund	1,561
Fidelity*	Freedom K 2005 Fund	787
Fidelity*	Freedom K 2010 Fund	10,567
Fidelity*	Freedom K 2015 Fund	10,979
Fidelity*	Freedom K 2020 Fund	42,287
Fidelity*	Freedom K 2025 Fund	15,767
Fidelity*	Freedom K 2030 Fund	29,037
Fidelity*	Freedom K 2035 Fund	7,583
Fidelity*	Freedom K 2040 Fund	7,270
Fidelity*	Freedom K 2045 Fund	2,435
Fidelity*	Freedom K 2050 Fund	2,181
Fidelity*	Freedom K 2055 Fund	205
Fidelity*	Institutional Money Market Portfolio	49,566
Fidelity*	Brokerage Link	12,306
Fidelity*	Managed Income Portfolio	17,358
Morgan Stanley Institutional	Small Company Growth Fund	6,932
Wells Fargo Advantage	Small Cap Value Fund	18,932
Wells Fargo Advantage	Emerging Markets Equity Fund	60
Van Kampen	Growth & Income A Fund	9,949
Spartan*	U.S. Equity Index	12,598
Spartan*	Extended Market Index	3,609
Spartan*	U.S. Bond Index Fund	39,268
PIMCO	Total Return Fund (Adm)	16,030
Perkins	Mid-Cap Value	1,703
Teledyne Technologies Incorporated*	Common stock, 445,137 shares	31,102
Participant loans*	With interest rates ranging from 3.25% to 11% and maturity dates through 2036	12,595

		$568,481

*	Party-in-interest as defined by ERISA.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrative Committee that administers the Plan has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.
Date: June 27, 2013

TELEDYNE TECHNOLOGIES INCORPORATED 401(K) PLAN
Plan Administrative Committee

By:	/s/ Robyn E. McGowan
Member